

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

January 7, 2010

via U.S. mail and facsimile

Jerry Dumas, Chief Executive Officer
Flotek Industries, Inc.
2930 W. Sam Houston Pkwy N.
Houston, Texas   77043

      RE: Flotek Industries, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Form 10-Q for the Fiscal Quarter Ended June 30, 2009
              Proxy Statement
              Filed April 29, 2008
              File No. 000-52423

Dear Mr. Dumas:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        Terence O'Brien
                        Accounting Branch Chief